UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

❒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-08207

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Home Depot FutureBuilder for Puerto Rico

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc.

2455 Paces Ferry Road

Atlanta, Georgia 30339

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Report of Independent Registered Public Accounting Firm

The Administrative Committee

The Home Depot FutureBuilder for Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder for Puerto Rico (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Atlanta, Georgia

June 24, 2011

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

		2010		2009
Assets:
Plan’s interest in Master Trust, at fair value	$	7,150,917	$	5,834,977
Receivables:
Notes receivable from participants		1,275,247		1,013,761
Participant contributions receivable		—		15,256
Employer contributions receivable		—		10,216

Total receivables		1,275,247		1,039,233

Net assets reflecting investments at fair value		8,426,164		6,874,210

Adjustment from fair value to contract value for Plan’s interest in Master Trust for fully benefit-responsive investment contracts		10,730		113,218

Net assets available for benefits	$	8,436,894	$	6,987,428

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

		2010		2009
Additions to net assets attributed to:
Investment income:
Plan’s interest in income of Master Trust	$	644,247	$	782,355
Interest on notes receivable from participants		47,557		48,852

Total investment income		691,804		831,207

Contributions:
Participants		892,855		858,258
Employer		582,337		566,576

Total contributions		1,475,192		1,424,834

Total additions		2,166,996		2,256,041

Deductions from net assets attributed to:
Benefits paid to participants		688,036		475,407
Administrative expenses		29,494		28,035

Total deductions		717,530		503,442

Net increase		1,449,466		1,752,599
Net assets available for benefits:
Beginning of year		6,987,428		5,234,829

End of year	$	8,436,894	$	6,987,428

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of the Plan

The following is a brief description of The Home Depot FutureBuilder for Puerto Rico (the Plan). Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement plan covering substantially all associates of Home Depot Puerto Rico, Inc. (the Company) working and residing in Puerto Rico. The Company is a wholly-owned subsidiary of Home Depot Latin America Holdings, Inc., which is owned by Home Depot International, Inc. (HDI). HDI is, in turn, a wholly-owned subsidiary of The Home Depot, Inc. (the Parent Company).

Associates are eligible to participate in the Plan for purposes of making before-tax contributions after completing 90 days of service. Participants are eligible for the Company’s matching contributions, and temporary associates are eligible to make before-tax contributions, on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) coincident with or following the completion of 12 months of service and 1,000 hours. The Plan excludes leased associates, associates who are not bona fide residents of Puerto Rico, and associates covered by a collective bargaining agreement, unless the terms of the collective bargaining agreement require that the associate be eligible to participate in the Plan. The Plan is intended to qualify under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended (PRIRC). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), excluding provisions of ERISA applicable only to plans qualified under Section 401(a) of the U.S. Internal Revenue Code. The Plan is administered by the Administrative Committee, the members of which are officers of Home Depot U.S.A., Inc., a wholly-owned subsidiary of the Parent Company. Banco Popular de Puerto Rico is the trustee of the Plan.

(b)	Contributions

Participants may contribute up to 50% of annual compensation, as defined in the Plan, on a before-tax basis subject to regulatory limitations, and participants age 50 or older can make catch-up contributions to the Plan. Participants may also contribute amounts representing eligible rollover distributions from other retirement plans qualified under Section 1165(a) of the PRIRC. The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of 12 months of service and 1,000 hours. Additional amounts may be contributed at the option of the Administrative Committee.

The default for investment of the Company’s matching contribution if no direction is given is the participant’s current investment election with respect to before-tax contributions. If the participant has made no affirmative investment election with respect to before-tax contributions, the default is the appropriate LifePath Fund based on the participant’s age.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2010 and 2009

(c)	Participant Accounts

The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

(d)	Vesting

Participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company’s matching and discretionary contributions and net value changes thereon is generally based on years of vesting service. For vesting purposes, a year of service is any calendar year in which a participant completes at least 1,000 hours of service. A participant is cliff vested 100% after three years of vesting service. Effective January 1, 2010, each participant who completes an hour of service on or after January 1, 2010 becomes 100% vested in the Company’s matching contributions upon completing five years of employment if such event precedes the vesting date above.

A participant becomes 100% vested in the Company’s matching and discretionary contributions and net value changes thereon upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated.

(e)	Payment of Benefits

Upon death, disability, or termination of service for any other reason, hardship, or attaining age 59 1/2, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance at fair value on the date of distribution in the form of cash or Parent Company stock in accordance with the terms of the Plan.

(f)	Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding note balance in the preceding 12 months or 50% of their total vested account balance. Note terms range from one to four years. The notes bear interest at a rate equal to the prime rate plus 1% at the time of the note. Certain notes with terms greater than four years remain outstanding, including certain notes rolled over from retirement plans of acquired companies. Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

(g)	Forfeited Accounts

Forfeited nonvested account balances are used to pay Plan expenses or reduce future employer contributions. In 2010 and 2009, employer contributions were reduced by forfeitures of $2,960 and $9,785, respectively.

(h)	Administrative Expenses

Certain administrative expenses of the Plan may be paid by the Company. These costs include legal, accounting and certain administrative fees. Expenses paid by the Plan include all administrative costs not paid by the Company.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2010 and 2009

(2)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. The Plan evaluated subsequent events and transactions for potential recognition in the financial statements through the date the financial statements were issued.

(b)	Investment Valuation and Income Recognition

The Plan invests only in the Master Trust. Investments within the Master Trust are valued as follows:

Shares of registered investment companies, the TimesSquare Mid-Cap Growth Strategy Fund, the TS&W Small Cap Value Fund, the Cadence Small Cap Growth Fund and the Schwab Personal Choice Retirement Account (PCRA) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The JP Morgan Stable Value Fund is valued as described below. All other investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. The Parent Company common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on a trade date basis.

The JP Morgan Stable Value Fund invests primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies which are fully benefit-responsive. These investments are presented at the fair value of units held by the Plan as of December 31 in the Statements of Net Assets Available for Benefits including separate disclosure of the adjustment to contract value, which is equal to principal balance plus accrued interest. As provided in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962 (formerly known as Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. Additional information on the JP Morgan Stable Value Fund is discussed in Note 3.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2010 and 2009

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)	Fair Value of Financial Instruments

The Plan’s investments are stated at fair value, with the exception of the Plan’s fully benefit-responsive investment contracts which, though stated at fair value, are adjusted to contract value within the Statements of Net Assets Available for Benefits. In addition, the carrying amount of notes receivable from participants is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(f)	Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, Improving Disclosures about Fair Value Measurements, (ASU No. 2010-06), which included clarifications of existing disclosure requirements provided by ASC 820, Fair Value Measurements and Disclosures. ASU No. 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of this guidance did not affect the Plan’s Statements of Net Assets Available for Benefits.

In September 2010, the FASB issued ASU No. 2010–25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU No. 2010-25). ASU No. 2010-25 requires that participant loans be classified as notes receivable from participants in the Plan’s Statements of Net Assets Available for Benefits. ASU No. 2010-25 was effective for fiscal years ending after December 15, 2010, with early adoption permitted, and requires retrospective application to all prior periods presented. ASU No. 2010-25 was adopted for the year ended December 31, 2010 and retrospectively applied to the year ended December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new guidance.

(g)	Reclassifications

Certain amounts in the prior year have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net assets available for benefits.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2010 and 2009

(3)	JP Morgan Stable Value Fund

Through the Master Trust, the Plan invests in a separate account, the JP Morgan Stable Value Fund (the Fund), which owns fully benefit-responsive investment contracts. As a result of ASC 962, the Plan’s investment in the Fund is presented at fair value in the Statements of Net Assets Available for Benefits with an adjustment from fair value to contract value of $10,730 and $113,218 as of December 31, 2010 and 2009, respectively. The fair value of the Fund as of December 31, 2010 and 2009 was $2,897,674 and $2,390,567, respectively. The fair value of the Fund equals the total of the fair value of the underlying assets plus the fair value of the wrap contract, which is calculated using the market approach discounting methodology, which incorporates the difference between current market level rates for the contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of year end.

A synthetic guaranteed investment contract (GIC), also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around a portfolio of bonds or other fixed income securities that are owned by the Fund. The assets underlying the Fund’s wrap contracts are units of fixed income collective investment trusts (Aegon, Bank of America, Royal Bank of Canada and State Street Bank with credit ratings of AA-, A+, AA- and AA-, respectively). These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Fund, but rather are amortized, over the duration of the underlying assets, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

The Plan’s interest in the underlying fixed income collective investment trusts in which the Fund invests is calculated by applying the Fund’s ownership percentage in these underlying fixed income collective investment trusts to the total fair value of the underlying fixed income collective investment trusts. The underlying assets owned by the Fund consist primarily of readily marketable fixed income securities with quoted market prices.

The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and the adjustments to contract value reported in the Statements of Net Assets Available for Benefits.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan, (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan’s Administrative Committee does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2010 and 2009

The average market yield of the Fund for the years ended December 31, 2010 and 2009 was 2.68% and 3.42%, respectively. The average yield earned by the Fund that reflects the actual interest credited to participants for the years ended December 31, 2010 and 2009 was 2.37% and 2.27%, respectively.

(4)	Puerto Rico Income Taxes

The Puerto Rico Department of the Treasury has determined and informed the Company by letters dated January 4, 1999 and April 13, 2005, that the Plan and Master Trust are designed in accordance with applicable sections of the PRIRC. The Plan has been amended since receiving the last determination letter. However, the Administrative Committee of the Plan believes the Plan and Master Trust continue to be designed and are currently being operated in compliance with the applicable requirements of the PRIRC.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s Administrative Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2007.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan. In the event the Plan is terminated, participants will become 100% vested in their accounts.

(6)	Investments

The Plan’s assets are held in a Puerto Rico trust which is invested in a Master Trust administered by The Northern Trust Company as more fully described in Note 7. Plan participants may direct the investment of their accounts on a daily basis in a number of investment options available under the Plan. A description of the assets and the Plan’s investment options follows:

•	The Home Depot, Inc. Common Stock Fund – Fund invests in common stock of The Home Depot, Inc. Effective September 17, 2008, this fund was frozen with respect to new contributions.

•	JP Morgan Stable Value Fund – Fund is a pooled separate account that invests in high quality fixed income securities (see Note 3).

•	TimesSquare Mid-Cap Growth Strategy Fund – Fund is a pooled separate account that invests in common and preferred stock of U.S. mid-sized companies that display strong growth prospects.

•

CRM Mid-Cap Value Fund – Fund invests in a registered investment company that seeks to achieve long-term capital appreciation by investing in the stocks of companies that are trading at a discount to the manager’s estimate of private-market value within the mid-cap value universe.

•	BlackRock Equity Index Fund – Fund is a collective trust that invests in the common stocks included in the Standard & Poor’s 500 Index.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2010 and 2009

•

Dodge & Cox Stock Fund – Fund invests in a registered investment company that invests in common stocks of companies that the fund’s managers believe to be temporarily undervalued by the stock market but have favorable long-term growth prospects.

•

Rainier Large-Cap Equity Fund – Fund invests in a registered investment company that looks to maximize long-term capital appreciation by investing in the common stock of large-cap and select mid-cap companies that the portfolio management team believes demonstrate the potential for superior earnings growth while trading at reasonable valuations. Effective June 1, 2011, this fund will be a pooled separate account.

•

Dodge & Cox International Stock Fund – Fund invests in a registered investment company that invests in a diversified portfolio of equity securities issued by non-U.S. companies to provide long-term growth.

•	TS&W Small-Cap Value Fund – Fund is a pooled separate account that invests in common stocks of small companies that are believed to be undervalued relative to the market and industry peers.

•	Cadence Small-Cap Growth Fund – Fund is a pooled separate account that invests in small-cap companies that exhibit an attractive combination of growth and value.

•	BlackRock LifePath Portfolios – Fund is a collective trust that invests in stocks, bonds and money market instruments.

•

BlackRock U.S. Debt Index Fund – Fund is a collective trust that invests in U.S. Treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.

•

BlackRock Balanced Fund – Fund is a synthetic fund that invests approximately 60% of assets in the BlackRock Equity Index Fund (which invests in equity securities – stocks) with the remainder of the fund in the BlackRock U.S. Debt Index Fund (which invests in fixed income securities – bonds).

•

Schwab PCRA – The brokerage window provides the freedom to invest in a wide range of investment choices, including no-load, no transaction-fee mutual funds, stocks listed on major exchanges, exchange-traded funds and individual bonds, certificates of deposit and other fixed income investments.

The Master Trust’s investments in collective trust funds are not subject to restrictions regarding redemptions, and there are no unfunded commitments to the funds.

(7)	Investment in Master Trust

The assets of the Plan are held in a Puerto Rico trust which are invested in a Master Trust administered by The Northern Trust Company. At December 31, 2010 and 2009, the Plan’s interest in the net assets of the Master Trust was less than 1%, with The Home Depot FutureBuilder holding the remaining interest. Net assets, investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2010 and 2009

The net assets of the Master Trust as of December 31, 2010 and 2009 are as follows:

		2010		2009
Assets:
Investments:
The Home Depot, Inc. Common Stock Fund	$	563,372,023	$	519,917,665
Pooled separate accounts		1,018,889,885		877,269,067
Collective trust funds		860,841,767		644,642,369
Registered investment funds		563,342,512		468,813,375
Brokerage window		35,862,008		22,808,509

Total investments		3,042,308,195		2,533,450,985

Receivables:
Due from broker		1,358,612		—
Other receivables		216,424		175,613

Total receivables		1,575,036		175,613

Total assets		3,043,883,231		2,533,626,598

Liabilities:
Accrued liabilities		1,326,139		1,156,027
Due to broker		—		1,031,119

Total liabilities		1,326,139		2,187,146

		3,042,557,092		2,531,439,452
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		1,338,980		16,089,729

Net assets	$	3,043,896,072	$	2,547,529,181

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2010 and 2009

Investment income for the Master Trust for the years ended December 31, 2010 and 2009 is as follows:

		2010		2009
Investment income:
Net appreciation in fair value of investments:
The Home Depot, Inc. Common Stock Fund	$	102,574,941	$	110,379,680
Pooled separate accounts		83,476,214		97,305,321
Collective trust funds		82,900,842		92,222,052
Registered investment funds		58,199,191		129,943,565
Brokerage window		2,277,912		3,743,799

Net appreciation in fair value of investments		329,429,100		433,594,417
Dividends and interest income		37,374,106		37,170,425

Total investment income	$	366,803,206	$	470,764,842

(8)	Fair Value Measurements

The fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated knowledgeable and willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, rather than the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1 - inputs use unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

•

Level 2 - inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3 - inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2010 and 2009

The following tables set forth by level within the fair value hierarchy the Master Trust’s investments measured at fair value on a recurring basis, as of December 31, 2010 and 2009. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Investments at Fair Value as of December 31, 2010
		Level 1		Level 2		Level 3		Total

Common stock fund	$	563,372,023	$	—	$	—	$	563,372,023
Pooled separate accounts:
Stable Value Fund		—		482,730,961		—		482,730,961
Mid U.S. Equity		398,545,922		—		—		398,545,922
Small U.S. Equity		137,613,002		—		—		137,613,002
Collective trust funds:
Lifestyle		—		301,028,671		—		301,028,671
Bond		—		210,288,124		—		210,288,124
Large U.S. Equity		—		313,870,794		—		313,870,794
Short-Term Investment		35,654,178		—		—		35,654,178
Registered investment funds:
Large U.S. Equity		255,475,308		—		—		255,475,308
Mid U.S. Equity		18,314,510		—		—		18,314,510
International		289,552,694		—		—		289,552,694
Brokerage window		35,862,008		—		—		35,862,008

Total investments at fair value	$	1,734,389,645	$	1,307,918,550	$	—	$	3,042,308,195

		Investments at Fair Value as of December 31, 2009
		Level 1		Level 2		Level 3		Total

Common stock fund	$	519,917,665	$	—	$	—	$	519,917,665
Pooled separate accounts:
Stable Value Fund		—		452,074,025		—		452,074,025
Mid U.S. Equity		325,987,938		—		—		325,987,938
Small U.S. Equity		99,207,104		—		—		99,207,104
Collective trust funds:
Lifestyle		—		178,396,924		—		178,396,924
Bond		—		162,435,688		—		162,435,688
Large U.S. Equity		—		272,548,538		—		272,548,538
Short-Term Investment		31,261,219		—		—		31,261,219
Registered investment funds:
Large U.S. Equity		204,448,855		—		—		204,448,855
Mid U.S. Equity		6,598,435		—		—		6,598,435
International		257,766,085		—		—		257,766,085
Brokerage window		22,808,509		—		—		22,808,509

Total investments at fair value	$	1,467,995,810	$	1,065,455,175	$	—	$	2,533,450,985

The Plan’s interest in the Master Trust investment in the JP Morgan Stable Value Fund is the only separate account investment within Level 2. The fair value of units held in certain collective trust funds are based on their net asset values, as the Plan elected the practical expedient under the accounting guidance to measure the fair value of certain funds that use net asset value per unit. Net asset values are reported by the funds and are supported by the unit prices of actual purchase and sale transactions occurring as of or close to the

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2010 and 2009

financial statement date (level 2 inputs). There are no restrictions on the ability of investors to redeem any of the above investments at December 31, 2010.

(9)	Related-Party Transactions

Certain Plan investments included in the Master Trust include shares of common stock issued by the Parent Company. At December 31, 2010 and 2009, the Plan held a combined total of 36,297 and 42,290 shares valued at approximately $35.06 and $28.93 per share, respectively. Additionally, dividends received through the Master Trust by the Plan include dividends paid by the Parent Company totaling $36,481 and $40,154 for the years ended December 31, 2010 and 2009, respectively. These transactions constitute party-in-interest transactions, since the Parent Company is a member of a controlled group that includes the Company. The Plan paid fees to The Northern Trust Company of $1,419 and $1,249 for the years ended December 31, 2010 and 2009, respectively.

(10)	Plan Amendments and Other Plan Changes

The Plan was amended effective January 1, 2011 to (1) modify the definition of “Compensation” to exclude, among other items, amounts consisting of legal settlements, tax gross-ups, and restricted stock and other equity awards; (2) modify the rules regarding the acquisitions, the adoption of the Plan by other participating employers, and the crediting of service for employment with predecessor employers; (3) incorporate the provisions of the Uniformed Services Employment and Reemployment Rights Act of 1994 (USERRA) and the Federal Defense of Marriage Act of 1996 (DOMA); (4) incorporate rules regarding the use of internet-based technologies for initiating and processing participant elections; (5) update the provisions regarding the timely deposit of elective deferrals to the Plan; (6) add rules regarding the allocation of cash dividends on Parent Company stock held by the Plan; (7) provide that the Administrative Committee may designate a default investment fund for investing amounts with respect to which a participant or beneficiary does not provide an investment direction; (8) modify the provisions regarding the Administrative Committee’s authority to appoint an investment manager and authorize the investment of Plan assets in commingled or common trusts; (9) modify the provisions regarding the timing of forfeitures and restoration contributions upon reemployment; (10) update the provisions regarding benefit claims and the administrative review of initial claims and claims on appeal; (11) incorporate a two-year statute of limitations on benefit claims and a one-year statute of limitations on lawsuits against the Plan; (12) incorporate rules regarding the forfeiture of benefits by any individual responsible for a participant’s death; (13) update the rules regarding the request and processing of in-service withdrawals and distributions upon termination of employment; (14) indicate that many of the rules governing participant notes shall be set forth in the written note policy statement issued by the Administrative Committee; and (15) update the provisions regarding the authority and fiduciary responsibilities of the Administrative Committee.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2010 and 2009

(11)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as presented in these financial statements to the balance per Form 5500 as of December 31 (as expected to be filed for 2010 and as filed for 2009):

		2010		2009
Net assets available for benefits	$	8,436,894	$	6,987,428
Participant withdrawals payable		(14,555)		—
Adjustment from contract value to fair value for Plan’s interest in Master Trust for fully benefit-responsive investment contracts		(10,730)		(113,218)

Net assets available for benefits - Form 5500	$	8,411,609	$	6,874,210

The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements and Form 5500 as of December 31 (as expected to be filed for 2010 and as filed for 2009):

		2010		2009
Increase in net assets per statement of changes in net assets available for benefits	$	1,449,466	$	1,752,599
Participant withdrawals payable		(14,555)		3,625
Adjustment from contract value to fair value for Plan’s interest in Master Trust for fully benefit-responsive investment contracts		102,488		115,496

Net income - Part II Line K Form 5500	$	1,537,399	$	1,871,720

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date		Current value
* Plan’s interest in Master Trust, at fair value		$	7,150,917
Notes receivable from participants	Notes with interest rates generally ranging from 4.25% to 9.25% and maturity dates through January 22, 2015		1,275,247

Total		$	8,426,164

*	Indicates party-in-interest included in the Master Trust.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Home Depot FutureBuilder for Puerto Rico

Date: June 24, 2011	By:	/s/ Richard I. Johnson
Richard I. Johnson
Member of The Home Depot
FutureBuilder for Puerto Rico
Administrative Committee

Date: June 24, 2011	By:	/s/ Timothy A. Hourigan
Timothy A. Hourigan
Member of The Home Depot
FutureBuilder for Puerto Rico
Administrative Committee

Date: June 24, 2011	By:	/s/ Dwaine A. Kimmet
Dwaine A. Kimmet
Member of The Home Depot
FutureBuilder for Puerto Rico
Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm